Exhibit 21.1

List of Principal Subsidiaries and Consolidated Affiliated Entities of Tuniu Corporation

Place of Incorporation

Subsidiaries

Tuniu (HK) Limited	Hong Kong
Tuniu (Nanjing) Information Technology Co., Ltd.	PRC
Beijing Tuniu Technology Co., Ltd.	PRC

Consolidated Affiliated Entities

Nanjing Tuniu Technology Co., Ltd.	PRC
Beijing Tuniu International Travel Service Co., Ltd.	PRC
Nanjing Tuniu International Travel Service Co. Ltd.	PRC
Shanghai Tuniu International Travel Service Co., Ltd.	PRC
Nanjing Tuzhilv Tickets Sales Co., Ltd.	PRC